Exhibit 21.1

LIST OF PRINCIPAL SUBSIDIARIES AND CONSOLIDATED AFFILIATED ENTITIES

Subsidiaries	Place of Incorporation
BlueCity Holdings Hong Kong Limited	Hong Kong
BlueCity Holdings Global Limited	Hong Kong
Bluedbaby Global Limited	Hong Kong
Fleeper Holdings Limited	Hong Kong
BlueCity Vietnam Company Limited	Vietnam
Bluebaby LLC	U.S.
Blued Japan Co., Ltd.	Japan
Land of Glory Ltd.	Cayman Islands
Catchme LLC	U.S.
Beijing BlueCity Information & Technology Co., Ltd.	PRC

Principal Consolidated Variable Interest Entity and its Subsidiaries	Place of Incorporation
Beijing BlueCity Culture and Media Co., Ltd.	PRC
Beijing BlueCity Youning Health Management Co., Ltd.	PRC
Danlan (Beijing) Media Co., Ltd.	PRC
Blue Baby (Beijing) Healthcare Management Consulting Co., Ltd.	PRC
City of Glory Chengdu Information Technology Co., Ltd.	PRC
Shandong Youping Pharmacy Chain Co., Ltd.	PRC